LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

March 2, 2022

Via Edgar Correspondence

Thomas Jones, Esq.

Staff Attorney

Office of Manufacturing Division of Corporation Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed February 23, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2022, with respect to Amendment No. 4 to the registration statement on Form S--1 (File No. 333-261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022 and February 23, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The numbered paragraphs below correspond to the numbered comments in that letter. The Staff’s comments are presented in bold italics.

Amendment No. 4 to Registration Statement on Form S-1 filed February 23, 2022 Warrants, page 83

1.

We note your response to prior comment 4 and the waiver of a right to trial by jury provision in Section 7.12(a) of the warrant agent agreement filed as exhibit 4.2. Please expand the disclosure in this section to include a description of this provision and disclose whether the provision extends to U.S. federal securities law claims. If the jury trial waiver provision does apply to claims under the federal securities laws, please revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Also, please provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision.

Response: We have expanded our disclosure to state that the waiver of a right to trial by jury in Section 7.12(a) of the Warrant Agent Agreement does not apply to claims under the U.S. federal securities laws.

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Exhibit 4.2, page 97

2.

We note your response to prior comment 5 and the risk factor on page 28 about the exclusive forum provision for certain types of actions and proceedings. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in the warrant agreement states this clearly.

Response: We have clarified in the warrant agreement that the exclusive forum provision for certain actions and proceedings does not apply to actions arising under the Securities Act or Exchange Act.

Exhibit 23.1, page 97

3.	We note that the auditor’s consent refers to your prior amendment, “Form S1/A3.” Please obtain a revised consent that refers to the appropriate registration statement amendment.

Response: We have obtained a revised consent that refers to Amendment 5.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely, /s/ Wayne Tupuola Wayne Tupuola

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Christopher J. Bellini, Esq., Cozen O’Connor Seth Popick, Cozen O’Connor

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